Entourage Mining Ltd.
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

Entourage Mining Reports on Pires Samples

Vancouver British Columbia June 1, 2010: Entourage Mining Ltd (“Entourage” or the “Company”) (OTCBB:ENMGF) reports that continued surface sampling on the Pires Gold Property in Goais State Brazil has yielded 67 gold (Au) bearing samples between 0.56 (.59ppm) and 80.60 grams (80.60ppm) per metric tonne (g/t) Au.

These 67 samples are from 5 separate target areas, out of a total of 209 samples and analyzed by Intertek do Brasil Inspeções Ltda. of Belo Horizonte. The 5 target areas sampled for gold are situated near the north and south end of a mineralized trend extending over 13 km across the property. In these samples, enrichment in gold occurs in quartz veins (or float derived from quartz veins) and is accompanied by enrichment in other metals including copper (Cu), nickel (Ni), iron (Fe), lead (Pb) and zinc (Zn). The three most gold-rich samples from each of these 5 target areas are listed in Table1. Note that the samples referred to in this news release are surface grab samples that are selective by nature, and thus unlikely to represent average grades on the property.

Table 1: The most gold rich samples from 5 targets on the Pires Property.

Target	Sample#	Au g/t	As ppm	Cu ppm	Fe %	Ni ppm	Pb ppm	Zn ppm
Target B	10-279	30.1	2071	61	>10	139	378	0
Target B	10-286	28.00	3561	156	>10	200	372	304
Target B	10-280	9.75	348	10	3.79	0	489	0
Au-Cu trend	10-348	41.78	1489	137	>10	280	2184	1704
Au-Cu trend	10-362	22.04	1625	53	>10	254	5788	1679
Au-Cu trend	10-349	16.80	1120	391	>10	182	10109	1055
Point 1	10-409	80.60	1960	544	>10	97	1928	671
Point 1	10-249	50.80	1349	507	>10	89	4442	605
Point 1	10-261	39.95	1506	122	>10	198	143	234
Quartz Hill	10-327	0.56	485	153	3.42	0	4847	0
Garimpo	10-413	73.65	1418	221	>10	435	2796	3929
Garimpo	10-417	12.54	613	174	>10	263	10332	796
Garimpo	10.420	2.49	1331	186	>10	189	2312	312

g/t=grams/tonne; ppm=parts per million

Harrison Cookenboo, Ph D, P.Geo and a qualified person as that term is defined in National Instrument 43-101 has reviewed the technical information of this news release and has developed this table. A 43-101 Technical Report on the Pires property is available on the Company website.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368

Entourage Mining Ltd.
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

The Company is awaiting the fire assay results of four drill holes drilled in the Point 1 area of the property in April-May 2010.

On behalf of the Board
Entourage Mining Ltd.

Gregory Kennedy
President
For more information contact:
Entourage Mining at 604-669-4867 or visit our website at www.entouragemining.com

Forward Looking Statement

Except for historical information contained herein, the statements in this press release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368